UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: September 2010
Commission File Number: 000-51116
Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District,
Beijing 100028, People’s Republic of China

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Acting Chief Financial Officer, Mr. Li Yao Resigns
[24-September-2010]
BEIJING, Sept. 24 /PRNewswire-Asia/ — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” Nasdaq: KUTV), a leader in online video portal operations in China, today announced that its Acting Chief Financial Officer, Mr. Li Yao, resigned from his position as Acting Chief Financial Officer due to family reasons, effective September 24, 2010.
Mr. Yao has served as Company’s acting CFO since October 2009 and has been instrumental in the Company’s massive subsequent restructuring.
Mr. Bruno Wu, Chairman of the Board of Ku6 Media, said, “On behalf of the board of directors, I want to thank Mr. Yao for his outstanding contributions to the Company over the period in which the Company has gone through major transformations.”
Mr. Kevin (Shanyou) Li, Chief Executive Officer of Ku6 Media, said, “We would like express our hearty gratitude for Mr. Yao’s efforts in bringing the Company’s financial management on the right track, and in building a very capable and effective financial operations team for the Company. He will surely be missed.”
About Ku6 Media Co., Ltd.
Ku6 Media Co., Ltd. (Nasdaq: KUTV) is a leading online video company in China. Through its two premier online brands and online video websites, http://www.ku6.com and http://www.juchang.com, Ku6 provides video information services and entertainment in China.
As a leading online video portal, www.ku6.com provides a video platform for sharing and watching user-generated content. It also provides online video news, reports, and other interactive entertainment programs for its users.
Ku6’s www.juchang.com offers a broad array of copyright compliant content, such as movies, television series, and other video programs sourced from Ku6’s global content partners, with all content having high definition quality and fast speeds for seamless viewing.
For more information about Ku6, please visit
http://www.ku6.com/about/ku6/.

Forward-looking Statements
This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. The accuracy of these statements may be affected by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s internet video and audio portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in future periods; changes in the policies in China or the laws governing the operations and content of internet video and audio portal websites; the success of Ku6 Media’s ability to sell brand advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s (filed under the name of Hurray! Holding Co., Ltd.) annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.
For more information, please contact:
Mr. Matthew Zhao (English and Chinese)
Investor Relations Officer
Tel: +86-10-5758-6818 in Beijing
Email: ir@ku6.com
Christensen
Mr. Tom Myers (English)
Mobile: +86-139-1141-3520 in Beijing
Email: tmyers@christensenir.com
SOURCE Ku6 Media Co., Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.
By:	/s/Xiaomei Pang
	Name:	Xiaomei Pang
	Title:	General Counsel

Date: September 25, 2010